Issuer Free Writing Prospectus

(relating to Preliminary Prospectus Supplement dated

November 1, 2012 and Prospectus dated December 9, 2011)

Filed pursuant to Rule 433

Registration Number 333-178406

General Dynamics Corporation

Pricing Term Sheet

November 1, 2012

$900,000,000 1.000% Notes due 2017

$1,000,000,000 2.250% Notes due 2022

$500,000,000 3.600% Notes due 2042

Issuer:	General Dynamics Corporation (the “Company”)

Guarantors:	American Overseas Marine Company, LLC; Bath Iron Works Corporation; Electric Boat Corporation; General Dynamics Armament and Technical Products, Inc.; General Dynamics Government Systems Corporation; General Dynamics Land Systems Inc.; General Dynamics Ordnance and Tactical Systems, Inc.; Gulfstream Aerospace Corporation; and National Steel and Shipbuilding Company

Security Type:	Senior Unsecured Notes

Securities:	1.000% Notes due 2017 (the “2017 Notes”) 2.250% Notes due 2022 (the “2022 Notes”) 3.600% Notes due 2042 (the “2042 Notes”)

Principal Amount:	2017 Notes: $900,000,000 2022 Notes: $1,000,000,000 2042 Notes: $500,000,000

Maturity:	2017 Notes: November 15, 2017 2022 Notes: November 15, 2022 2042 Notes: November 15, 2042

Coupon:	2017 Notes: 1.000% 2022 Notes: 2.250% 2042 Notes: 3.600%

Price to Public:	2017 Notes: 99.376% 2022 Notes: 98.987% 2042 Notes: 99.580%

Use of Proceeds	To redeem $1.0 billion principal amount of the Company’s 4.250% Notes due 2013, $1.0 billion principal amount of the Company’s 5.25% Notes due 2014 and $400 million principal amount of the Company’s 5.375% Notes due 2015 and for general corporate purposes.

The pro forma ratio of earnings to fixed charges of the Company, after giving effect to this offering and the use of proceeds therefrom, would have been 19.4 for the nine months ended September 30, 2012 and 21.7 for the year ended December 31, 2011.

Yield to Maturity:	2017 Notes: 1.128% 2022 Notes: 2.364% 2042 Notes: 3.623%

Spread to Benchmark Treasury:	2017 Notes: +40 bps 2022 Notes: +65 bps 2042 Notes: +75 bps

Benchmark Treasury:	2017 Notes: 0.750% due October 31, 2017 2022 Notes: 1.625% due August 15, 2022 2042 Notes: 3.000% due May 15, 2042

Benchmark Treasury Price / Yield:	2017 Notes: 100-03+/ 0.728% 2022 Notes: 99-06+/ 1.714% 2042 Notes: 102-16+/ 2.873%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2013

Make-Whole Call:	2017 Notes: 10 bps 2022 Notes: 12.5 bps 2042 Notes: 15 bps

Par Call:	2022 Notes: On or after August 15, 2022 (three months prior to the maturity date) 2042 Notes: On or after May 15, 2042 (six months prior to the maturity date)

Trade Date:	November 1, 2012

Expected Settlement Date:	November 6, 2012 (T+3)

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2017 Notes: 369550 AV0 / US369550AV06 2022 Notes: 369550 AU2 / US369550AU23 2042 Notes: 369550 AT5 / US369550AT59

Ratings*:	A2 by Moody’s Investors Services, Inc. A by Standard & Poor’s Rating Services A by Fitch Ratings, Inc.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers	The Williams Capital Group, L.P. Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

ANZ Securities, Inc.

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Scotia Capital (USA) Inc.

Credit Suisse Securities (USA) LLC

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, RBS Securities Inc. toll free at 1-866-884-2071 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by General Dynamics Corporation on November 1, 2012 relating to their Prospectus dated December 9, 2011.